Austrian

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

09047282

29 October 2009

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES AG

Thomas Krammer

Thomas Krammer
Head of Investor Relations

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

dlw 11/10

Austrian Airlines AG
Member of IATA

Head Office
Office Park 2
P.O. Box 100
1300 Vienna-Airport
Austria
Phone +43 (0)5 1766
Fax +43 (0)5 1766-5000
www.austrian.com

Reservation
Phone +43 (0)5 1766-1000

Austrian Airlines AG, registered with Vienna Commercial Court under FN 111000k, registered Office in Vienna, DVR 0091740

Rule 12g3-2(b) File No. 82-4970

Austrian

29 October 2009

Ad-hoc Release

Third-Quarter 2009 Business Results of the Austrian Airlines Group: Economic Crisis Negatively Impacts Earnings

- **Net result for the period amounts to EUR – 242.3m**
- **Earnings burdened by impairment losses on aircraft and restructuring provisions totaling EUR 191.6m**
- **Adjusted EBIT of EUR 24m generated in the third quarter, outperforming previous year for the first time**
- **Restructuring measures begin to take hold, but much work remains to be done**

The crisis of the international aviation industry has left its imprint on the earnings figures of the Austrian Airlines Group in 2009. In the first three quarters of the year, Austrian Airlines posted a net result for the period of EUR – 242.3m, compared to EUR -42 m in the first nine months of 2008. The business results contain extraordinary items with a major impact on earnings, i.e. impairment losses on aircraft totaling EUR -76.1m, and restructuring provisions of EUR -115.5m. The adjusted result from operating activities (EBIT) during the period January-September 2009 amounted to EUR -64.4m, down from EUR -22.5m in the comparable period of the previous year. However, Austrian Airlines posted an improvement in the third quarter, generating an adjusted EBIT of EUR 24m, outperforming Q3 2008 (EBIT of EUR -0.3m) and achieving the first positive operating results in the current financial year.

"The measures being implemented are beginning to take hold. Our performance figures for the third quarter improved when adjusted for the

extraordinary items," according to the Austrian Airlines Management Board members Peter Malanik and Andreas Bierwirth: "However, we should not fool ourselves. The crisis is brutally manifesting itself. The earnings figures relentlessly show our weaknesses. They demonstrate that we still have a lot of work ahead of us in order to be able to successfully restructure the company and make it profitable."

Austrian Airlines is implementing a comprehensive restructuring concept entitled "Austrian Next Generation." The concept has three cornerstones:

1. New market and fleet strategy: Austrian Airlines will remain a network carrier and maintain its strong position in Eastern Europe. We will continue to serve our niche markets in Eastern Europe, but will concentrate more on expanding service to volume markets with high passenger traffic. We want to gain additional market share in these volume markets in Western and Eastern Europe by offering high quality service at attractive prices. In order to achieve this, it will be essential to significantly reduce our unit costs. This will be achieved by deploying larger aircraft, making adjustments to our route network and increasing the number of seats in our aircraft.
2. Cost reductions: We will increase our overall competitiveness by massively cutting costs. We will create new processes and streamline the company. The total workforce will be cut from 7,500 full-time employees down to a level approaching 6,000 people by the end of 2010. We will also reduce prices charged by our suppliers. We are implementing the EUR 150m package of measures as the basis for pruning personnel expenses. Moreover, we will negotiate with the Works Council to reform collective wage agreements in order to raise productivity.
3. Synergies with Lufthansa: We will work with affiliated companies of the Lufthansa Group to exploit synergies. For example, we will merge our sales offices abroad with those of Lufthansa. We are also developing a similar concept for our ground operations. We will take advantage of Lufthansa's sales tool and work closely with its procurement teams to increase our purchasing power.

Austrian Airlines aims to achieve a positive cash flow in 2010. In the upcoming years we also want to generate a positive EBIT and thus be in a position to earn the funds required to finance our capital expenditures.

"Developments over the past few months demonstrate that we are on the right path, but we must continue to work determinedly. We have a good chance to achieve our goals if we consistently implement our concept," say Management Board members Bierwirth and Malanik.

Earnings figures at a glance:

EURm	1-9/2009	1-9/2008	+/- %	7-9/2009	7-9/2008	+/- %
Revenue	1,492.30	1,891.90	-21.1	557.7	697.2	-20
Operating revenue	1,573.40	1,941.00	-18.9	604.1	714.8	-15.5
Operating expenses	1,798.80	1,983.00	-9.3	667.9	726.9	-8.1
EBITDAR [1] [2]	56.4	204.8	-72.5	6.5	71.2	-
EBITDAR [1] [2] adjusted [3]	141.3	224.3	-37	92.5	83	11.4
Result from operating activities (EBIT)[2]	-225.4	-42	-	-63.8	-12.1	-
Result from operating activities (EBIT)[2] adjusted[3]	-64.4	-22.5	-	24	-0.3	-
Financial result	-30	-24.9	-20.5	-15.4	-6.1	-
Result before tax	-254.6	-56.7	-	-77.4	-16.4	-
Net result for the period	-242.3	-65.1	-	-75.7	-16.4	-

1 Results from operating activities (EBIT) before associates, depreciation and rentals.
2 The expected income from plan assets was reclassified from personnel expenses to financial expenses.
3 Adjusted by the result from the disposal of assets, other costs related to the transfer of aircraft, foreign currency valuations at the reporting date as well as impairment losses on the value of aircraft.

The detailed Austrian Airlines Group Quarterly Report January-September 2009 is available on our Website at:
http://www.austrianairlines.co.at/eng/Investor/reports/default.htm

Contacts:

Investor Relations: Thomas Krammer, Tel.: +43 (0) 5 1766-13311, Fax: +43 (0) 5176613899, e-mail: thomas.krammer@austrian.com

Corporate Communications for the AUSTRIAN AIRLINES GROUP: Martin HEHEMANN / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN; Tel: +43 (0) 51766 11231, martin.hehemann@austrian.com, patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com;

Owner, editor, distributor: Austrian Airlines AG, Corporate Communications, public.relations@austrian.com. Further information concerning the disclosure pursuant to § 24 and § 25 Media Act is available at www.austrian.com.

ad-09-35e (Ergebnis Drittes Quartal adhoc).doc

Rule 12g3-2(b) File No. 82-4970

Austrian

Austrian Airlines Group

Quarterly Report


FE
OE-LAX

Building a Successful Future Together

January - September 2009

www.austrian.com

Austrian

Highlights

Q3/2009: Privatisation successfully concluded - Austrian Next Generation initiated

- Official contract signing and formal closing on 3 September 2009; Austrian Airlines become part of the Lufthansa family
- New market and fleet strategy, reduction of all influenceable costs and optimal exploitation of all synergies with Lufthansa are the cornerstones of "Austrian Next Generation"
- Weak demand (-11.5% ASK, -10.6% RPK, -8.8% passengers carried, +0.8P. PLF) and revenue decline
- Passenger decline shows signs of bottoming out in September
- EBIT of EUR -63.8m based on weak demand and restructuring provisions, adjusted EBIT of EUR 24.0m; net result for the period of EUR -75.7m significantly below previous year's level

1-9/2009: Shaped by impairment losses on aircraft and restructuring provisions

- Targeted capacity cutbacks have a positive impact (-12.0% ASK, -14.1% RPK, -1.8P. PLF)
- More stable development on short and medium-haul routes (-4.5% ASK, -5.5% RPK, -0.7P. PLF)
- Positive EBITDAR of EUR 56.4m
- Economic crisis not yet overcome
- Groundwork laid for successful future

Key figures

		1-9/2009	+/- % py	7-9/2009	+/- % py
Revenue	EURm	1,492.3	-21.1	557.7	-20.0
EBITDAR[1,2]	EURm	56.4	-72.5	6.5	-
EBITDAR[1,2] adjusted[3]	EURm	141.3	-37.0	92.5	11.4
Result from operating activities (EBIT)[2]	EURm	-225.4	-	-63.8	-
Result from operating activities (EBIT)[2] adjusted[3]	EURm	-64.4	-	24.0	-
Net result for the period	EURm	-242.3	-	-75.7	-
Cash flow from operating activities	EURm	108.8	-36.1	87.6	-
Earnings per share	EUR	-2.85	-	-0.89	-
CVA	EURm	-209.2	-32.4	-27.9	39.3
Passengers carried (total)		7,573,304	-12.8	2,982,548	-8.8
Passenger load factor (scheduled services)	%	72.9	-1.8P.	78.6	1.4P.
Employees (end of period)[4]		7,093	-11.7	-	-

1 Result from operating activities (EBIT) before associates, depreciation and rentals.
2 The expected income from plan assets was reclassified from personnel expenses to financial expenses.
3 Adjusted by the result from the disposal of assets, other costs related the transfer of aircraft, foreign currency valuations at the reporting date, impairment of the value of aircraft, aperiodic revenue and restructuring provisions.
4 Employees (end of period) in man-years.

Investor Relations
Thomas Krammer
Tel.: +43 (0)5 1766 - 13311
Fax: +43 (0)5 1766 - 13899
E-Mail: investor.relations@austrian.com

Communications
Martin Hehemann
Tel.: +43 (0)5 1766 - 11230
Fax: +43 (0)1 688 65 26
E-Mail: public.relations@austrian.com

Austrian Airlines Head Office
1300 Vienna-Airport, Office Park 2
Tel.: +43 (0)5 1766 - 0
Fax: +43 (0)5 1766 - 5000
Internet: http://www.austrian.com

Austrian

Foreword of the Board of Management

Dear shareholders:

The privatisation of the Austrian Airlines Group has been successfully concluded. This means we are a part of the Lufthansa family. Following the approval of the takeover within the context of the merger control and aid proceedings, the official contract signing and formal closing took place on 3 September 2009. The groundwork has been laid for a successful future.

Our goal must be to return to the growth path as soon as possible. The prescribed approach is: "Positive cash flow, positive net result, earn capital expenditures." Austrian Airlines is breaking new ground with a new market and fleet strategy, reducing all influenceable costs and optimally exploiting all synergies with Lufthansa. These three pillars represent the cornerstones of our "Austrian Next Generation" concept.

The Austrian Airlines Group will focus on volume markets, continuing to service its niche markets in Central and Eastern Europe (CEE). The clearly-defined goal is to expand Vienna's position as the CEE hub in the Lufthansa alliance. Successive fleet, capacity and network adjustments will create a new basis for future successes.

A restructuring of the company and sustainable cost reduction measures will be carried out both within the company and in cooperation with external stakeholders. In addition to ensuring more streamlined and efficient structures in general and especially on management levels, duplication will be eliminated within the Austrian Airlines Group. In addition, total staff will be reduced down to a level approaching 6,000 employees, the EUR 150m package of measures to cut personnel expenses will be implemented. And network and crew productivity will be raised to a more competitive level. Externally, the focus will be on joint efforts to further prune the costs of Vienna as a flight hub and get our suppliers to contribute on their end to reducing prices.

Within the context of an integrated autonomy, Austrian Airlines will take complete responsibility for its own business development and the success of the restructuring efforts. In this regard, Austrian Airlines will take advantage of the Lufthansa Toolbox in a targeted manner, for example by integrating foreign units into Group sales, developing joint station and ground operations concepts, restructuring the cooperation with the subsidiaries of Lufthansa Technik as well as exploiting procurement advantages and Lufthansa's IT solutions.

The overall business environment remains quite difficult, even if there are indications that the economic downturn is bottoming out. In the months January-September 2009, total flight revenue fell to EUR 1,424.2m, which is related to the slump in demand throughout the entire airline sector affecting all regions. EBITDAR was EUR 56.4m. EBIT deteriorated from EUR -42.0m in the first nine months of 2008 to EUR -225.4m in the first three quarters of 2009, which can be attributed to impairment losses on aircraft and restructuring provisions. The net result for the period amounted to EUR -242.3m.

The future perspectives of the Austrian Airlines Group lie in our own hands. A significant improvement in the cost structure will open up new opportunities for rapid growth. Accordingly, a period of downsizing and reorganisation will be followed by a period of expansion. Austrian Airlines will once again enhance its market leadership position and gain market share at the Vienna hub.

We expect the ongoing difficult business environment to extend beyond the year 2009. It is unlikely that the industry will succeed in completely overcoming the negative effects connected to the irrational pricing policies pursued by individual competitors, even on a medium-term basis. The result will be a further consolidation in the airline sector. We determinedly support the growth strategy of Austrian Airlines, which offer the best perspectives for our customers, employees and for Vienna as a business location and flight hub. We have confidence that the company will be successful.

Andreas Bierwirth　　Peter Malanik

Business Results and Balance Sheet Analysis

The present quarterly financial report has been prepared in accordance with the same accounting and valuation methods as the consolidated annual financial statements as at 31 December 2008, and in line with IFRS guidelines for interim reports (IAS 34: "Interim Financial Reporting"). The expected income from plan assets was reclassified from personnel expenses to financial expenses as of the first quarter of the previous year.

EURm	1-9/2009	1-9/2008	+/- %	7-9/2009	7-9/2008	+/- %
Revenue	1,492.3	1,891.9	-21.1	557.7	697.2	-20.0
Operating revenue	1,573.4	1,941.0	-18.9	604.1	714.8	-15.5
Operating expenses	1,798.8	1,983.0	-9.3	667.9	726.9	-8.1
EBITDAR[1,2]	56.4	204.8	-72.5	6.5	71.2	-
EBITDAR[1,2] adjusted[3]	141.3	224.3	-37.0	92.5	83.0	11.4
Result from operating activities (EBIT)[2]	-225.4	-42.0	-	-63.8	-12.1	-
Result from operating activities (EBIT)[2] adjusted[3]	-64.4	-22.5	-	24.0	-0.3	-
Financial result	-30.0	-24.9	-20.5	-15.4	-6.1	-
Result before tax	-254.6	-56.7	-	-77.4	-16.4	-
Net result for the period	-242.3	-65.1	-	-75.7	-16.4	-

1 Result from operating activities (EBIT) before associates, depreciation and rentals.
2 The expected income from plan assets was reclassified from personnel expenses to financial expenses.
3 Adjusted by the result from the disposal of assets, other costs related the transfer of aircraft, foreign currency valuations at the reporting date, impairment of the value of aircraft, aperiodic revenue and restructuring provisions.

Business results

Restructuring provisions impact Q3/2009

The third quarter of 2009 was also characterised by ongoing weak demand, even if there were signs that the passenger decline was bottoming out in September. However, the adjusted EBIT improved from EUR -0.3m to EUR 24.0m. In the period July-September 2009, EBIT totaled EUR -63.8m, compared to EUR -12.1m in the previous year, a development significantly influenced by restructuring provisions of EUR 115.5m.

Adjusted EBIT 1-9/2009: EUR -64.4m

The adjusted EBIT for the first three quarters of 2009, which included targeted capacity cutbacks, declined from EUR -22.5m to EUR -64.4m. All in all, EBIT deteriorated in the first nine months of 2009 to EUR -225.4m, compared to EUR -42.0m in the previous year. This development is primarily related to impairment losses on aircraft amounting to EUR 76.1m and the above-mentioned restructuring provisions.

The financial result in the months January-September 2009 was down from EUR -24.9m to EUR -30.0m, which is mainly due to the lack of proceeds realised in connection with the disposal of securities (Vienna Stock Exchange), as well as lower impairment gains for securities and loans related to the development of the US dollar in 2009.

Revenue and operating revenue

In the months July-September 2009 flight revenue fell to EUR 535.2m, a decrease of 20.6% compared to the flight revenue of EUR 674.0m generated in the third quarter of the preceding year. This development can be attributed to targeted production cutbacks and a decline in demand. The included flight revenue of the charter segment was down from EUR 85.7m to EUR 71.3m. Cargo and mail revenue, which has been strongly impacted by the current global economic crisis, clearly declined to EUR 25.8m, a drop of 35.3% compared to EUR 39.9m achieved in the third quarter of 2008.

Flight revenue 1-9/2009: EUR 1,424.2m

Within the context of a globally difficult business environment, total flight revenue fell from EUR 1,816.5m to EUR 1,424.2m for the months January to September 2009, whereas charter revenue was down 19.2%, to EUR 140.2m.

In addition to the above-mentioned loss of revenue, operating revenue decreased by 18.9% in the first three quarters of 2009, to EUR 1,573.4m, which is mainly the result of production-related decreases in other revenue as well as lower earnings from the disposal of tangible and intangible assets despite increased revenue from technical services, particularly as a consequence of the cooperation with Lufthansa Technik, and training activities.

Operating expenses

Operating expenses affected by production cutback

Operating expenses in the third quarter of 2009 totaled EUR 667.9m, down by 8.1% year-on-year, whereas operating expenses for the first nine months amounted to EUR 1,798.8m, a decrease of 9.3% from the previous year. The adjusted operating expenses in the first three quarters of 2009, taking account of the restructuring provisions of EUR 115.5m and impairment losses on aircraft of EUR 76.1m, were 18.1% below the 2008 level.

A production-related 13.3% reduction in the volume of uplifted liters in the first nine months of 2009 as well as fuel prices considerably below the previous year's level were offset by negative hedging and USD/EUR exchange rate effects. In a year-on-year comparison, jet fuel expenditure on the whole fell 37.1% in the period January-September 2009, to EUR 279.1m. Based on current demand, all production-related expenditures decreased (in particular landing, handling and en route charges, passenger servicing fees and commissions) with the exception of technical costs (increase due to scheduled aircraft overhauls). All in all, expenses for materials and services totaled EUR 975.3m, down 21.3% from the previous year.

Personnel expenses driven by restructuring provisions

Personnel-related measures implemented as a means of overcoming the crisis (e.g. deferred compensation, short-time working, etc.) and the reduction in the total number of employees stood in contrast to restructuring provisions of EUR 115.5m. On balance, total personnel expenses in the period January-September 2009 amounted to EUR 458.8m, a rise of 17.5% from EUR 390.4m in the previous year. However, adjusted for the restructuring expenses, personnel expenses were actually EUR 47.1m, or 12.1% below the comparable level in 2008.

Impairment losses on aircraft: EUR 76.1m

The increase in the depreciation and amortisation of tangible and intangible assets from EUR 196.7m to EUR 244.9m is primarily related to the non-cash impairment losses of EUR 76.1m recognised for aircraft. In contrast, the loss in value of the aircraft in 2008 reduced the calculation base for ordinary depreciation.

The reduction in other expenses by EUR 36.5m (-23.4%) can be attributed to lower foreign currency losses accounting for EUR 20.5m compared to the previous year, along with the decline in expenses for advertising, external salaries, travel expenses, consumption of support materials as well as other operating expenses and administrative costs.

EURm	1-9/2009	1-9/2008	+/- %	7-9/2009	7-9/2008	+/- %
Expenses for materials and services	975.3	1,239.6	-21.3	348.1	478.5	-27.3
Thereof: aircraft fuel	279.1	443.7	-37.1	99.5	194.2	-48.8
Personal expenses	458.8	390.4	17.5	225.4	128.1	76.0
Thereof: restructuring provisions	115.5	-	-	115.5	-	-
Depresiation and amortisation	244.9	196.7	24.5	57.8	65.1	-11.2
Thereof: scheduled depreciation	168.8	196.7	-14.2	56.0	65.1	-14.0
Thereof: impairment	76.1	-	-	1.8	-	-
Other expenses	119.8	156.3	-23.4	36.6	55.2	-33.7
Operating expenses	**1,798.8**	**1,983.0**	**-9.3**	**667.9**	**726.9**	**-8.1**

Assets and cash flow

In the first three quarters of 2009, the cash flow from operating activities amounted to EUR 108.8m, or EUR 61.5m below the level in the first nine months of 2008. This development is mainly the consequence of lower earnings before tax. The opposite trend was evident in respect to the change in working capital, which is related to the increase in total provisions linked to the setting aside of funds for restructuring.

On balance, an increase in aircraft overhauls carried as assets was counteracted by the sale of securities. On balance, the negative cash flow from investing activities improved from EUR -36.2m in the previous year to EUR –18.6m in the first nine months of 2009.

The cash flow from financing activities totaled EUR -108.7m in the period January-September 2009, compared to EUR -143.5m in the comparable period of the previous year. Higher scheduled payments related to aircraft transactions were counteracted by the opposing effects of withdrawals from the bridge financing.

Cash and cash equivalents at 30 September 2009: EUR 122.1m

Total cash and cash equivalents as at 30 September 2009 were EUR 122.1m, or EUR 19.7m below the comparable level as at 31 December 2008. The equity ratio was 4.6% as at 30 September 2009 (30 June 2009: 8.0%).

Fleet

In March 2009, one Dash 8-300 was sold and transferred to the Canadian airline Air Inuit. In addition, with the approval of the Supervisory Board, an agreement was also reached with the aircraft manufacturer Bombardier to move up the delivery date for four Q400 aircraft from November 2010 to October 2009. Other than these transactions, the Austrian Airlines Group neither disposed of nor took delivery of any aircraft in the first nine months of 2009.

Capacity adjustments carried out

Due to the production cutbacks resulting from the general decline in demand, three Airbus A320 aircraft and three Canadair Jet CRJ200 aircraft had been temporarily put out of service as at the end of the third quarter of 2009.

Moreover, work also commenced in the first quarter on refitting Boeing 767-300ER jets with winglets, upturned ends on the tips of wings which improve the aerodynamics of passenger aircraft. As of the end of September 2009, four aircraft in the Austrian Airlines fleet had already been refitted with winglets, as scheduled. This measure will enable savings of approximately 5% of the fuel consumed, or about 1,000 tons of kerosene for each aircraft which has been converted.

Segments

Under IFRS, the business segments of the Austrian Airlines Group are divided into the individual segments of scheduled, charter and complementary services.

	1-9/2009					7-9/2009				
EURm	Sche-duled	Charter	Com-plemen-tary services	Consoli-dation	Total	Sche-duled	Charter	Com-plemen-tary services	Consoli-dation	Total
External Sales[1]	1,284.0	140.2	68.1	-	1,492.3	463.9	71.3	22.5	-	557.7
Intercompany sales	54.3	2.9	142.0	-199.2	-	21.9	1.0	48.0	-70.9	-
Revenue	1,338.3	143.1	210.1	-199.2	1,492.3	485.8	72.3	70.5	-70.9	557.7
Other income	69.7	7.6	3.8	-	81.1	39.3	5.1	2.0	-	46.4
Operating revenue	1,408.0	150.7	213.9	-199.2	1,573.4	525.1	77.4	72.5	-70.9	604.1
Operating expenses	1,615.6	171.5	210.9	-199.2	1,798.8	582.3	85.4	71.1	-70.9	667.9
EBITDAR[2]	47.8	4.9	3.7	-	56.4	3.8	1.2	1.5	-	6.5
EBIT	-207.6	-20.8	3.0	-	-225.4	-57.2	-8.0	1.4	-	-63.8
Assets	1,677.6	27.2	1,097.7	-780.4	2,022.1	1,677.6	27.2	1,097.7	-780.4	2,022.1
Liabilities	1,413.5	5.8	803.6	-294.0	1,928.9	1,413.5	5.8	803.6	-294.0	1,928.9
Segment investments	46.6	-	37.1	-	83.7	14.0	-	15.8	-	29.8
Depreciation	91.0	0.3	77.5	-	168.8	27.0	-	28.8	-	56.0
Impairment	41.4	-	34.7	-	76.1	1.8	-	-	-	1.8
Other non-cash income	14.5	0.1	-	-	14.6	5.3	-	-	-	5.3

1 Corresponds to flight revenue of the scheduled services and charter segments.
2 Result from operating activities (EBIT) before associates, depreciation and rentals.

EURm	1-9/2008					7-9/2008				
	Sche-duled	Charter	Com-plemen-tary services	Consoli-dation	Total	Sche-duled	Charter	Com-plemen-tary services	Consoli-dation	Total
External Sales[1]	1,642.9	173.6	75.4	-	1,891.9	588.3	85.7	23.2	-	697.2
Intercompany sales	66.4	4.2	134.9	-205.5	-	27.4	0.2	45.7	-73.3	-
Revenue	1,709.3	177.8	210.3	-205.5	1,891.9	615.7	85.9	68.9	-73.3	697.2
Other income	42.7	4.5	1.9	-	49.1	14.8	2.2	0.6	-	17.6
Operating revenue	1,752.0	182.3	212.2	-205.5	1,941.0	630.5	88.1	69.5	-73.3	714.8
Operating expenses[2]	1,793.0	187.0	208.5	-205.5	1,983.0	642.2	89.9	68.1	-73.3	726.9
EBITDAR[3]	179.8	20.5	4.5	-	204.8	60.6	9.1	1.5	-	71.2
EBIT	-41.0	-4.7	3.7	-	-42.0	-11.7	-1.8	1.4	-	-12.1
Assets	2,311.2	13.6	1,186.5	-824.5	2,686.8	2,311.2	13.6	1,186.5	-824.5	2,686.8
Liabilities	1,634.0	5.4	776.8	-396.8	2,019.4	1,634.0	5.4	776.8	-396.8	2,019.4
Segment investments	57.0	-	22.8	-	79.8	22.5	-	9.2	-	31.7
Depreciation	118.7	0.1	77.9	-	196.7	38.9	-	26.2	-	65.1
Other non-cash income	12.0	-	-	-	12.0	3.9	-	-	-	3.9

1 Corresponds to flight revenue of tne scheduled services and charter segments.
2 The expected income from plan assets was reclassified from personnel expenses to financial expenses.
3 Result from operating activities (EBIT) before associates, depreciation and rentals.

Scheduled passengers carried Q3/2009: 2,511,298

External sales (i.e. flight revenue) in the **scheduled services segment** fell by 21.1% in the period July-September 2009, to EUR 463.9m. The unit revenue, calculated as the ratio of flight revenue to revenue passenger kilometers, declined 14.6% year-on-year, with the share of Business Class passengers under the previous year's level, at 6.5%. All in all, the total number of passengers carried in the third quarter of 2009 amounted to 2,511,298. In addition to the restructuring provisions, the negative impact of slumping demand put a huge strain on earnings in the third quarter. EBIT of the scheduled services segment deteriorated to EUR -57.2m, down from EUR -11.7m in the previous year. In the first nine months of 2009, total flight revenue of the scheduled services segment was down 21.8%, to EUR 1,284.0m, whereas EBIT fell to EUR -207.6m (previous year: EUR -41.0m).

Due to the 17.2% scheduled reduction in capacity on *long-haul routes*, in particular as a result of the cancellation of flight service to Mumbai and the cutback in frequency to New York and Washington, as well as strong downward pressure on overall demand, the total number of passengers carried in the period January-September 2009 fell by 20.9% year-on-year, to 737,282. Flight revenue decreased by 25.7%, to EUR 334.8m. The unit revenue was also lower in the first three quarters of 2009 compared to the previous year. The share of Business Class passengers fell by 1.2 percentage points in the period January-September 2009, to 9.7%. On balance, the passenger load factor on long-haul routes in the scheduled services segment fell from 82.1% to 80.0% in the first nine months of 2009.

The trend on *short- and medium-haul routes* was more stable in the third quarter of 2009. A 1.7% reduction in available seat kilometers (ASK) was counteracted by a slight rise in demand (+0.2% revenue passenger kilometers). This resulted in an increase in the passenger load factor (PLF) of 1.4 percentage points. From January-September 2009, the number of passengers carried declined by 9.9%, to 5,975,276. Total flight revenue decreased to EUR 949.2m, down 20.4% from the preceding year.

In the Focus East region, the number of passengers carried decreased by 12.0%, to 2,279,797 in the first three quarters compared to previous year's level. The 0.1% reduction in available seat kilometers was accompanied by declining demand (RPK), which fell 5.7%. The structurally related, comparatively slight reduction of capacity is related to numerous new routes launched by Austrian Airlines. The passenger load factor declined by 3.9 percentage points from the previous year, to 65.1%. The share of Business Class passengers was 7.2%, down 4.1 percentage points year-on-year. The drop in Business Class passengers flying to the Middle East from the previous year's level was comparatively less dramatic. On balance, flight revenue generated by short- and medium-haul routes in the scheduled services segment was down 18.9%, to EUR 429.3m. Unit revenue declined by 13.9%.

PLF Rest of Europe +2.8P.

Flight traffic in the rest of Europe including domestic showed a differentiated development. A 9.1% reduction as measured by available seat kilometers was offset by a decline in demand of 5.4%. All in all, this led to an improvement in the passenger load factor by 2.8 percentage points, to 70.0%. A total of 3,695,479 passengers were carried (-8.5% compared to previous year's level). Flight revenue fell 21.6%, to EUR 519.9m. At the same time, unit revenue was down by 17.1%.

The **charter segment** reported a 23.1% decline in production during the first three quarters of 2009 compared to 2008, as measured in available seat kilometers. These capacity cutbacks particularly affected medium-haul flights, especially leading to a reduced frequency of flight service to Spain, Egypt, Greece and Portugal. Incoming flight traffic from Great Britain, Ireland and Russia also decreased. In contrast, growth was generated in respect to charter flights to Italy and Tunisia and particularly to Kenya and the Dominican Republic, which positively counteracted the overall drop in production.

Charter passengers carried: 860,746

A total of 860,746 passengers have been carried by the charter segment since the beginning of 2009. The passenger load factor remained at the previous year's level, at 81.9%. Total external sales (i.e. flight revenue) of the charter segment amounted to EUR 140.2m in the first nine months of 2009, whereas EBIT for the period under review was EUR -20.8m.

Flight services (scheduled and charter)

		1-9/2009	1-9/2008	+/- %	7-9/2009	7-9/2008	+/- %
Revenue per passenger km (RPK)	(m)	12,865.0	14,985.2	-14.1	5,110.3	5,714.7	-10.6
Scheduled		11,275.8	12,905.2	-12.6	4,330.5	4,691.5	-7.7
Long-haul		5,353.3	6,634.7	-19.3	2,081.1	2,447.4	-15.0
Short/medium-haul		5,922.5	6,270.5	-5.5	2,249.4	2,244.2	0.2
- Focus East[1]		3,057.1	3,242.3	-5.7	1,183.4	1,191.7	-0.7
- Rest of Europe[2]		2,865.4	3,028.2	-5.4	1,066.0	1,052.5	1.3
Charter		1,589.2	2,080.0	-23.6	779.8	1,023.2	-23.8
Available seat km (ASK)	(m)	17,417.5	19,802.8	-12.0	6,415.8	7,250.2	-11.5
Scheduled		15,477.3	17,280.1	-10.4	5,511.2	6,080.7	-9.4
Long-haul		6,691.2	8,079.1	-17.2	2,381.0	2,894.9	-17.7
Short/medium-haul		8,786.1	9,201.0	-4.5	3,130.1	3,185.8	-1.7
- Focus East[1]		4,692.6	4,697.8	-0.1	1,686.3	1,663.3	1.4
- Rest of Europe[2]		4,093.5	4,503.1	-9.1	1,443.9	1,522.5	-5.2
Charter		1,940.1	2,522.7	-23.1	904.6	1,169.6	-22.7
Passenger load factor	(%)	73.9	75.7	-1.8P.	79.7	78.9	0.8P.
Scheduled		72.9	74.7	-1.8P.	78.6	77.2	1.4P.
Long-haul		80.0	82.1	-2.1P.	87.4	84.5	2.9P.
Short/medium-haul		67.4	68.1	-0.7P.	71.9	70.5	1.4P.
- Focus East[1]		65.1	69.0	-3.9P.	70.2	71.7	-1.5P.
- Rest of Europe[2]		70.0	67.2	2.8P.	73.8	69.1	4.7P.
Charter		81.9	82.4	-0.5P.	86.2	87.5	-1.3P.
Passengers carried		7,573,304	8,682,788	-12.8	2,982,548	3,270,603	-8.8
Scheduled		6,712,558	7,561,083	-11.2	2,511,298	2,674,931	-6.1
Long-haul		737,282	932,119	-20.9	284,169	340,442	-16.5
Short/medium-haul		5,975,276	6,628,964	-9.9	2,227,129	2,334,489	-4.6
- Focus East[1]		2,279,797	2,591,775	-12.0	875,276	951,422	-8.0
- Rest of Europe[2]		3,695,479	4,037,189	-8.5	1,351,853	1,383,067	-2.3
Charter		860,746	1,121,705	-23.3	471,250	595,672	-20.9
Share of Business Cl. Pax	(%)						
Scheduled		7.4	11.4	-4.0P.	6.5	10.2	-3.7P.
Long-haul		9.7	10.9	-1.2P.	10.1	10.2	-0.1P.
Short/medium-haul		7.1	11.4	-4.3P.	6.0	10.2	-4.2P.
- Focus East[1]		7.2	11.3	-4.1P.	6.0	10.3	-4.3P.
- Rest of Europe[2]		7.0	11.5	-4.5P.	6.0	10.1	-4.1P.

1 CEE and Middle East
2 Incl. Domestic

Austrian

		1-9/2009	1-9/2008	+/- %	7-9/2009	7-9/2008	+/- %
Flight revenue	(EURm)	1,424.2	1,816.5	-21.6	535.2	674.0	-20.6
Scheduled		1,284.0	1,642.9	-21.8	463.9	588.3	-21.1
Long-haul		334.8	450.8	-25.7	131.5	171.7	-23.4
Short/medium-haul		949.2	1,192.1	-20.4	332.4	416.6	-20.2
- Focus East[1]		429.3	529.1	-18.9	153.6	193.6	-20.7
- Rest of Europe[2]		519.9	663.0	-21.6	178.8	223.0	-19.8
Charter		140.2	173.6	-19.2	71.3	85.7	-16.8
Unit revenue	(EUR Cent)						
Scheduled		11.4	12.7	-10.6	10.7	12.5	-14.6
Long-haul		6.3	6.8	-8.0	6.3	7.0	-9.9
Short/medium-haul		16.0	19.0	-15.7	14.8	18.6	-20.4
- Focus East[1]		14.0	16.3	-13.9	13.0	16.2	-20.1
- Rest of Europe[2]		18.1	21.9	-17.1	16.8	21.2	-20.8
Avg. stage length	(km)	1,068.4	1,075.8	-0.7	1,080.6	1,095.0	-1.3
Scheduled		1,040.7	1,043.5	-0.3	1,050.5	1,058.6	-0.8
Long-haul		7,362.8	7,191.0	2.4	7,387.6	7,216.6	2.4
Short/medium-haul		844.9	822.9	2.7	848.1	829.1	2.3
- Focus East[1]		1,119.7	1,064.4	5.2	1,114.8	1,070.1	4.2
- Rest of Europe[2]		680.8	684.4	-0.5	684.9	684.0	0.1
Charter		1,476.9	1,471.0	0.4	1,383.8	1,406.0	-1.6
Sector flights		120,783	135,643	-11.0	42,942	48,066	-10.7
Scheduled		113,116	125,393	-9.8	39,065	43,018	-9.2
Long-haul		3,398	4,344	-21.8	1,209	1,545	-21.7
Short/medium-haul		109,718	121,049	-9.4	37,856	41,473	-8.7
- Focus East[1]		41,038	44,136	-7.0	14,377	15,593	-7.8
- Rest of Europe[2]		68,680	76,913	-10.7	23,479	25,880	-9.3
Charter		7,667	10,250	-25.2	3,877	5,048	-23.2
Block hours		220,706	249,765	-11.6	78,239	89,164	-12.3
RTK	(m)	1,580.6	1,873.0	-15.6	620.9	699.9	-11.3
ATK	(m)	2,194.2	2,502.9	-12.3	805.1	910.3	-11.6
Overall load factor	(%)	72.0	74.8	-2.8P.	77.1	76.9	0.2P.
Total tons		87,177	109,096	-20.1	32,088	37,848	-15.2

1 CEE and Middle East
2 Incl. Domestic

Revenue of the **complementary services segment** (encompassing third-party passenger handling, technical services and aircraft leasing) declined slightly by EUR 0.2m in the first nine months of 2009, to EUR 210.1m, as the result of lower income from personnel leasing and handling services. EBIT amounted to EUR 3.0m (previous year: EUR 3.7m).

Outlook

Based on the privatisation of Austrian Airlines which was concluded in September, we can now persistently implement the "Austrian Next Generation" strategy.

The European Union granted its formal regulatory approval of the takeover of Austrian Airlines by Deutsche Lufthansa with conditions. The required remedies will have to be reflected in planned production. Accordingly, following an overall ASK reduction of 15% as of the end of 2010 (compared to the end of 2007), a growth in production will first be permissible when Austrian Airlines reports positive operating results again.

Three pillars of Austrian Next Generation

On this basis, the prescribed approach is "Positive cash flow, positive net result, earn capital expenditures". Austrian Airlines is breaking new ground with a new market and fleet strategy, the reduction of all influenceable costs and the optimal exploitation of all synergies with Lufthansa. These three pillars represent the cornerstones of our "Austrian Next Generation" concept.

We do not consider Lufthansa to be a soft cushion enabling us to lay back and take it easy. We are fully responsible for the restructuring and business results of Austrian Airlines, and will optimally make use of our room to manoeuvre and the leverage at our disposal. We determinedly support the growth strategy of the Austrian Airlines Group, and will strive to generate positive operating results as soon as possible. We were too defensive for too long a time, also in respect to the action we took at our Vienna hub. Thus our goal is to expand market share and enhance our market leadership position in Vienna once again.

Groundwork laid for successful future

We expect the ongoing difficult business environment to extend beyond the year 2009, featuring sustainable changes and a further consolidation in the airline sector. We have laid the groundwork for a successful future within the Lufthansa family. The growth path underlying sustainable corporate success has been clearly defined and will be pursued with determination. We believe in our success. We believe in our future.

We are Austrian!

Austrian Airlines on the Capital Market

The Austrian Airlines share

The price development of the Austrian Airlines share in the first nine months of 2009 was primarily shaped by the global economic crisis, and the related extremely negative impact on the airline sector. Moreover, the planned takeover of Austrian Airlines by Deutsche Lufthansa AG also had an influence on the share price development. The formal closing and transfer of the shares in Austrian Airlines from Österreichische Industrieholding AG (ÖIAG) to Österreichische Luftverkehrs-Holding GmbH (ÖLH) took place on 3 September 2009. Shareholders who accepted the takeover offer of ÖLH were paid EUR 4.49 per no-par bearer share. On 3 September 2009, ÖLH filed a request with Austrian Airlines AG to exclude the remaining minority shareholders (squeeze out), who still held 4.44 percent of the share capital of Austrian Airlines on 9 September 2009.

Privatisation concluded

The Austrian Airlines share was initially traded at EUR 4.00 at the beginning of 2009, followed by an upward trend until the end of January and a subsequent share price decline until the low point for the year was reached on 17 February 2009, when the Austrian Airlines share was traded at EUR 3.02. The second quarter was characterised by a continuous but often volatile increase in the value of the share, which approached the price ceiling of EUR 4.49 set by the ÖLH offer. On 2 September 2009, the Austrian Airlines share closed at a price of EUR 4.50. It was removed from the ATX index on 21 September 2009, and has been listed since then on the Prime Market Segment of the Vienna Stock Exchange. The share closed at EUR 4.33 on 30 September 2009.

Price ceiling caps share price development

Investor Relations

The Investor Relations objectives of the Austrian Airlines Group are oriented towards continuously providing the financial community with information, ensuring openness and enabling the greatest possible level of transparency, based on an ongoing dialogue with analysts and investors. Starting with the half-year interim report 2008, we became one of the first airlines to publish detailed data about flight destinations and regions. This comprehensive transparency enables us to ensure greater comprehension of our strategic orientation.

An Extraordinary General Meeting of Shareholders was held on 14 July 2009, approving resolutions on increasing the share capital of the company, making amendments to the Articles of Association and electing new members to the Supervisory Board. On the day of the formal closing, the agenda was handed over to the newly-elected Supervisory Board members.

New Supervisory Board members elected

Ongoing updated corporate information for interested investors is available at www.austrian.com.

Financial Calendar 2010

Annual Financial Statements 2009	11 March 2010
1st Interim Report January – March 2010	27 April 2010
2nd Interim Report January – June 2010	29 July 2010
3rd Interim Report January – September 2010	28 October 2010

Key figures for investors

		1-9/2009	1-9/2008	+/- %	7-9/2009	7-9/2008	+/- %
„Reuters code"		AUAV.VI					
Share price high	EUR	4.50	7.10	-36.6	4.50	7.10	-36.6
Share price low	EUR	3.02	2.22	36.0	3.44	2.22	55.0
Share price (end of period)	EUR	4.33	4.56	-5.0	4.33	4.56	-5.0
Market capitalisation[1]	EURm	381.6	401.9	-5.1	381.6	401.9	-5.1
Turnover on Vienna Stock Exchange	EURm	240.2	797.6	-69.9	54.5	411.0	-86.7

Employees

	1-9/2009	1-9/2008	+/- %	7-9/2009	7-9/2008	+/- %
Average[2,3]	7,391	7,930	-6.8	7,124	8,059	-11.6
End of period[2,3]	7,093	8,036	-11.7	-	-	-

1 Including shares held by Austrian Airlines.
2 On a full-time basis; working hours of part-time employees and employees on short-time working are calculated on an aliquot basis.
3 Including employees currently in training and related activities.

Austrian

Consolidated Financial Statements

Consolidated Income Statement for January – September 2009

EURm	Notes	1-9/2009	1-9/2008 restated	+/- %	7-9/2009	7-9/2008 restated	+/- %
Continuing operations							
Flight revenue	4	1,424.2	1,816.5	-21.6	535.2	674.0	-20.6
Other revenue		68.1	75.4	-9.7	22.5	23.2	-3.0
Revenue		**1,492.3**	**1,891.9**	**-21.1**	**557.7**	**697.2**	**-20.0**
Changes in inventories		2.8	1.8	55.6	1.0	1.0	-
Result from disposal of non-current assets		-2.0	0.8	-	-0.1	-0.8	87.5
Other income		80.3	46.5	72.7	45.5	17.4	-
Operating revenue		**1,573.4**	**1,941.0**	**-18.9**	**604.1**	**714.8**	**-15.5**
Expenses for materials and services	5	-975.3	-1,239.6	21.3	-348.1	-478.5	27.3
Personnel expenses[1]	12	-458.8	-390.4	-17.5	-225.4	-128.1	-76.0
Depreciation and amortisation		-244.9	-196.7	-24.5	-57.8	-65.1	11.2
Other expenses		-119.8	-156.3	23.4	-36.6	-55.2	33.7
Operating expenses		**-1,798.8**	**-1,983.0**	**9.3**	**-667.9**	**-726.9**	**8.1**
Result from operating activities (EBIT) before associates		**-225.4**	**-42.0**	**-**	**-63.8**	**-12.1**	**-**
Share of results in associates	6	**0.8**	**10.2**	**-**	**1.8**	**1.8**	**-**
Financial expenses[1]	12	-49.6	-55.0	9.8	-15.3	-17.9	14.5
Financial income		20.0	20.3	-1.5	1.6	6.9	-76.8
Other financial expenses		-1.1	-1.5	-26.7	-1.1	2.3	-
Other financial income		0.7	11.3	-93.8	-0.6	2,6	-
Financial result		**-30.0**	**-24.9**	**-20.5**	**-15.4**	**-6.1**	**-**
Result before tax		**-254.6**	**-56.7**	**-**	**-77.4**	**-16.4**	**-**
Income taxes		1.7	-8.4	-	1.7	-	-
Result from continuing operations		**-252.9**	**-65.1**	**-**	**-75.7**	**-16.4**	**-**
Discontinued operations							
Result from operations held for sale		**10.6**	**-**	**-**	**-**	**-**	**-**
Net result for the period		**-242.3**	**-65.1**	**-**	**-75.7**	**-16.4**	**-**
Attributable to: Shareholders of Austrian Airlines AG		-242.6	-65.5	-	-75.8	-16.6	-
Minority interests		0.3	0.4	-	0.1	0.2	-
Earnings per share of shareholders of Austrian Airlines AG		**EUR -2.85**	**EUR -0.77**	**-**	**EUR -0.89**	**EUR -0.20**	**-**
Earnings per share of shareholders of Austrian Airlines AG diluted		**EUR -2.85**	**EUR -0.77**	**-**	**EUR -0.89**	**EUR -0.20**	**-**

1 The expected income from plan assets was reclassified from personnel expenses to financial expenses.
The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Income Statement.

Austrian

Consolidated Balance Sheet as at 30 September 2009

Assets

EURm	Notes	30.9.2009	31.12.2008	+/- %	30.9.2008	+/- %
Intangible assets	8	30.4	31.6	-3.8	16.2	87.7
Aircrafts	8	1,363.3	1,527.7	-10.8	1,796.4	-24.1
Other tangible assets	8	53.5	59.2	-9.6	74.5	-28.2
Investments in associates included at equity		15.8	15.5	1.9	15.5	1.9
Securities and loans	10	180.6	180.8	-0.1	183.1	-1.4
Other non-current assets		20.2	24.4	-17.2	24.6	-17.9
Deferred tax assets	9	-	-	-	99.9	-
Non-current assets		**1,663.8**	**1,839.2**	**-9.5**	**2,210.2**	**-24.7**
Inventories	11	46.1	51.7	-10.8	52.9	-12.9
Trade receivables		154.9	125.1	23.8	206.9	-25.1
Other current assets		35.2	34.5	2.0	27.4	28.5
Cash and cash equivalents	3	122.1	141.8	-13.9	189.4	-35.5
Current assets		**358.3**	**353.1**	**1.5**	**476.6**	**-24.8**
Total assets		**2,022.1**	**2,192.3**	**-7.8**	**2,686.8**	**-24.7**

Shareholders' equity and liabilities

EURm	Notes	30.9.2009	31.12.2008	+/- %	30.9.2008	+/- %
Issued share capital		264.4	264.4	-	264.4	-
Reserves and accumulated results		-172.5	-9.9	-	401.5	-
Equity attributable to shareholders of Austrian Airlines AG		**91.9**	**254.5**	**-63.9**	**665.9**	**-86.2**
Minority interests		1.3	1.3	-	1.5	-
Shareholders' equity		**93.2**	**255.8**	**-63.6**	**667.4**	**-86.0**
Provisions	12	307.7	308.9	-0.4	305.1	0.9
Interest-bearing liabilities	13	637.7	759.4	-16.0	769.3	-17.1
Other liabilities		8.7	11.3	-23.0	10.6	-17.9
Non-current liabilities		**954.1**	**1,079.6**	**-11.6**	**1,085.0**	**-12.1**
Provisions		287.8	168.9	70.4	199.5	44.3
Interest-bearing liabilities	13	349.4	316.0	10.6	323.9	7.9
Income tax liabilities		0.4	2.1	-81.0	3.0	-86.7
Other liabilities		337.2	369.9	-8.8	408.0	-17.4
Current liabilities		**974.8**	**856.9**	**13.8**	**934.4**	**4.3**
Total shareholders' equity and liabilities		**2,022.1**	**2,192.3**	**-7.8**	**2,686.8**	**-24.7**

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Balance Sheet.

Consolidated Statement of recognised Income and Expense January – September 2009

EURm	1-9/2009	1-9/2008	+/-	+/- %
Net result for the period	**-242.3**	**-65.1**	**-177.2**	-
Currency translation differences	-0.3	-0.2	-0.1	-50.0
Changes in financial instruments available for sale	33.6	-50.3	83.9	-
Changes in hedging instruments not recognised in profit or loss	46.4	-20.4	66.8	-
Other changes in deferred taxes not recognised in profit or loss	-	13.2	-13.2	-
Other changes	-	-1.3	1.3	-
Total income and expense recognised directly in equity (net of tax)	**79.7**	**-59.0**	**138.7**	-
Total comprehensive income for the period	**-162.6**	**-124.1**	**-38.5**	**-31.0**
Attributable to:				
Shareholders of Austrian Airlines AG	-162.9	-124.5	-38.4	-30.8
Minority interests	0.3	0.4	-0.1	-25.0

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Statement of recognised Income and Expense.

Statement of Changes in Shareholders' Equity 1 January 2008 to 30 September 2009

EURm	Issued share capital	Reserves: Capital reserves	Reserves: Currency translation	Reserves: Reserve according to IAS 39	Reserves: Shares owned by the company	Accumulated losses/ profits	Equity attributable to shareholders of Austrian Airlines AG	Minority interests	Shareholders' equity
As at 1.1.2008	**257.0**	**203.0**	**0.4**	**3.2**	**-17.5**	**338.5**	**784.7**	**1.8**	**786.5**
Total comprehensive income for the period	-	-1.3	-0.2	-57.5	-	-65.5	-124.5	0.4	-124.1
Capital increase	7.4	10.1	-	-	-	-	17.5	-	17.5
Cost of capital increase	-	-6.9	-	-	-	-	-6.9	-	-6.9
Repurchase of shares	-	-	-	-	-4.9	-	-4.9	-	-4.9
Disposal of minorities	-	-	-	-	-	-	-	-0.3	-0.3
Dividends to minorities	-	-	-	-	-	-	-	-0.4	-0.4
As at 30.9.2008	**264.4**	**204.9**	**0.2**	**-54.3**	**-22.4**	**273.0**	**665.9**	**1.5**	**667.4**
As at 1.1.2009	**264.4**	**206.2**	**0.1**	**-102.4**	**-22.4**	**-91.4**	**254.6**	**1.2**	**255.8**
Total comprehensive income for the period	-	-	-0.1	80.0	-	-242.6	-162.7	0.3	-162.4
Dividends to minorities	-	-	-	-	-	-	-	-0.2	-0.2
As at 30.9.2009	**264.4**	**206.2**	-	**-22.4**	**-22.4**	**-334.0**	**91.9**	**1.3**	**93.2**

The following Notes to the Consolidated Financial Statements are an integral part of this Statement of Changes in Shareholders' Equity.

Consolidated Cash Flow Statement for January –September 2009

EURm	Notes	1-9/2009	1-9/2008	+/- %	7-9/2009	7-9/2008	+/- %
Result before tax (from continuing operations)		-252.9	-56.7	-	-75.7	-16.4	-
Depreciation and amortisation		244.9	196.8	24.4	57.8	65.2	-11.3
Result from disposal of non-current assets		2.5	-10.7	-	1.3	-5.0	-
Share of results in associates		-0.3	-9.6	96.9	-1.3	-1.2	-8.3
Financial expenses		49.6	63.0	-21.3	15.3	20.6	-25.7
Financial income		-20.0	-20.3	1.5	-1.6	-6.9	76.8
Increase/decrease in inventories		5.5	-6.1	-	12.7	1.2	-
Increase/decrease in receivables and other assets		-30.8	-62.6	50.8	2.4	10.8	-77.8
Increase/decrease in provisions		95.0	5.7	-	95.5	-35.6	-
Increase/decrease in other liabilities		22.5	50.3	-55.3	-15.3	-12.3	-24.4
Foreign currency results		-7.2	20.5	-	-3.5	11.2	-
Cash flow from operating activities		**108.8**	**170.3**	**-36.1**	**87.6**	**31.6**	**-**
Purchase of aircraft, other tangible and intangible assets		-83.7	-82.9	-1.0	-29.8	-33.7	11.6
Proceeds from disposal of aircraft, other tangible and intangible assets		8.1	13.3	-39.1	3.8	1.0	-
Purchase of securities and other loans		-13.1	-18.7	29.9	0.1	-0.6	-
Proceeds of securities, other loans and equity interests		65.1	35.8	81.8	-2.1	2.0	-
Financial income received		5.0	16.3	-69.3	1.0	5.8	-82.8
Cash flow from investing activities		**-18.6**	**-36.2**	**-48.6**	**-27.0**	**-25.5**	**5.9**
Capital increase/Share purchase		-	5.7	-	-	10.6	-
Dividends to minorities		-0.2	-0.4	50.0	-	-	-
Borrowing of interest-bearing liabilities		146.0	16.4	-	27.9	-	-
Payment of interest-bearing liabilities		-225.9	-125.5	-80.0	-41.9	-36.2	-15.7
Financial expenses paid		-28.6	-39.7	28.0	-7.7	-11.3	31.9
Cash flow from financing activities		**-108.7**	**-143.5**	**24.3**	**-21.7**	**-36.9**	**41.2**
Increase/decrease of cash and cash equivalents	3	**-18.5**	**-9.4**	**-96.8**	**38.9**	**-30.8**	**-**
Foreign currency results		-1.2	-20.5	94.1	-0.9	-11.2	92.0
Cash and cash equivalents at beginning of period	3	**141.8**	**219.3**	**-35.3**	**84.1**	**231.4**	**-63.7**
Cash and cash equivalents at end of period	3	**122.1**	**189.4**	**-35.5**	**122.1**	**189.4**	**-35.5**

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Cash Flow Statement.

Notes

General

In its domestic market of Austria, the Austrian Airlines Group is the market leader in terms of passenger volume handled. It covers all sectors of the aviation industry. The commercial sectors of the Group's operative airlines include scheduled and charter services, the transportation of cargo and airmail as well as the performance of technical and handling services on behalf of other airlines.

The registered seat of the company is Vienna. Its corporate headquarters are located at Office Park 2, 1300 Vienna Airport. The company appears in the commercial register in Vienna under FN 111000k. Shares in the company are traded publicly on the ATX Prime of the Vienna Stock Exchange.

This consolidated financial statement with the undersigned date was prepared and authorised for publication by the Board of Management.

1 Accounting policies

Basis of preparation

This interim report was drawn up in accordance with the stipulations contained in the International Financial Reporting Standards (IFRS) pertaining to the preparation of interim reports (IAS 34, "Interim Financial Reporting"). This interim report, including the respective notes to the accounting principles, segment reporting, consolidated income statement, balance sheet and other financial information does not contain the complete information required to compile an annual report. For this reason, this interim report should be read in connection with the 2008 consolidated financial statements pursuant to IFRS and the accompanying explanations provided by the company.

In consolidated financial statements, it is necessary to make certain estimates and assumptions, which can have an influence on the presentation of the assets and liabilities shown in the balance sheet, the statement of other obligations on the balance sheet date and the reporting of revenue and expenditure for the reporting period. Assumptions and estimates are primarily applied when determining the useful life of the value of assets and forming provisions for legal proceedings, pensions and other guarantees of performance and guarantees. It is possible that the actual amounts may vary from the estimates used.

These consolidated financial statements as at 30.9.2009 contain the statements of Austrian Airlines AG and its subsidiaries ('Austrian Airlines Group'). The consolidated financial statements have been prepared in millions of Euros. Any errors in aggregation are the result of rounding up to the next whole number. The results published in this statement cannot necessarily be classified as indicators of the expected result for the financial year 2009.

Accounting standards

The accounting standards used in these financial statements are consistent with previous years, with the exception of the newly applicable standards. However, their application has had no material effect on the assets, financial position or profit and loss of the Austrian Airlines Group.

The expected income from plan assets was reclassified from personnel expenses to interest expenses as of the first quarter of the previous year.

Currency translation differences

The currency translation gains in the first three quarters of 2009 amounting to EUR 6.5m are reported under the item "Other income", whereas the foreign currency translation losses of EUR 20.5m for the first three quarters of 2008 are included in "Other expenses".

Currency conversion	1-9/2009		1-9/2008	
EUR	Market price on reporting date	Average	Market price on reporting date	Average
USD	1.4663	1.3702	1.4303	1.5257
JPY	133.84	130.43	150.47	160.65
CHF	1.5095	1.5106	1.5774	1.6049
GBP	0.9128	0.8873	0.7903	0.7846
AUD	1.6941	1.8180	1.7739	1.6754

2 Seasonal nature of the aviation business

Due to the seasonal nature of the aviation industry, business results are traditionally less favourable in the first and fourth quarters of the calendar year, while higher revenue and results are achieved in the second and third quarters. Greater passenger volumes during Europe's holiday season in summer are the decisive factor contributing to higher revenue.

3 Cash and cash equivalents

The following cash and cash-related components were incorporated into the sum total of cash and cash equivalents reported in preparing the consolidated cash flow statement of this interim report:

Cash and cash equivalents EURm	30.9.2009	31.12.2008
Bank deposits and cash stocks	79.0	39.0
Fixed deposits	43.1	102.8
	122.1	**141.8**

A total of EUR 25.6m of the cash and cash equivalents is pledged as collateral.

4 Flight revenue

Flight revenue by type of service EURm		1-9/2009	1-9/2008	+/- %	7-9/2009	7-9/2008	+/- %
Scheduled	Passengers	1,205.2	1,523.8	-20.9	435.4	545.7	-20.2
	Excess baggage	7.3	7.3	-	2.7	2.7	-
	Cargo	66.4	106.5	-37.7	24.1	38.2	-36.9
	Airmail	5.1	5.3	-3.8	1.7	1.7	-
Total scheduled		1,284.0	1,642.9	-21.8	463.9	588.3	-21.1
Charter		140.2	173.6	-19.2	71.3	85.7	-16.8
		1,424.2	**1,816.5**	**-21.6**	**535.2**	**674.0**	**-20.6**

5 Expenses for materials and services

Expenses for materials and services EURm	1-9/2009	1-9/2008	+/- %	7-9/2009	7-9/2008	+/- %
Aircraft fuel	279.1	443.7	-37.1	99.5	194.2	-48.8
Landing and handling charges	182.7	195.6	-6.6	64.3	67.6	-4.9
En route charges	78.9	89.9	-12.2	28.8	32.0	-10.0
Aircraft parts	15.9	17.6	-9.7	4.2	5.9	-28.8
Subcontracted aircraft overhauls	50.5	39.1	29.2	18.9	13.3	42.1
Travel expenses of crew	19.2	21.5	-10.7	6.0	7.4	-18.9
Long-term aircraft leasing	4.3	7.2	-40.3	1.2	2.6	-53.8
Short-term aircraft lease (ground transports, Blocked Space Agreements, etc.)	32.6	42.9	-24.0	11.3	15.6	-27.6
Expenditures on commissions	59.0	82.1	-28.1	20.6	28.3	-27.2
Passenger servicing	67.7	87.4	-22.5	25.2	32.4	-22.2
Passenger landing charges	131.4	147.6	-11.0	48.2	56.7	-15.0
Expenditure on reservation systems	37.5	42.8	-12.4	14.3	15,0	-4.7
Merchandise for resale	2.1	2.9	-27.6	0.8	1.0	-20.0
Other passenger related expenses	14.4	19.3	-25.4	4.8	6.5	-26.2
	975.3	**1,239.6**	**-21.3**	**348.1**	**478.5**	**-27.3**

6 Share of results in associates

The results of associated companies in the first three quarters of the previous year primarily consist of the sale of the shareholding in TUI Österreich.

7 Segment reporting

The primary segment reporting according to strategic business segments in the first three quarters of 2009 and 2008 respectively is as follows:

EURm	1-9/2009					7-9/2009				
	Sche-duled	Charter	Com-plemen-tary services	Consoli-dation	Total	Sche-duled	Charter	Com-plemen-tary services	Consoli-dation	Total
External Sales[1]	1,284.0	140.2	68.1	-	1,492.3	463.9	71.3	22.5	-	557.7
Intercompany sales	54.3	2.9	142.0	-199.2	-	21.9	1.0	48.0	-70.9	-
Revenue	1,338.3	143.1	210.1	-199.2	1,492.3	485.8	72.3	70.5	-70.9	557.7
Other income	69.7	7.6	3.8	-	81.1	39.3	5.1	2.0	-	46.4
Operating revenue	1,408.0	150.7	213.9	-199.2	1,573.4	525.1	77.4	72.5	-70.9	604.1
Operating expenses	1,615.6	171.5	210.9	-199.2	1,798.8	582.3	85.4	71.1	-70.9	667.9
EBITDAR[3]	47.8	4.9	3.7	-	56.4	3.8	1.2	1.5	-	6.5
EBIT	-207.6	-20.8	3.0	-	-225.4	-57.2	-8.0	1.4	-	-63.8
Assets	1,677.6	27.2	1,097.7	-780.4	2,022.1	1,677.6	27.2	1,097.7	-780.4	2,022.1
Liabilities	1,413.5	5.8	803.6	-294.0	1,928.9	1,413.5	5.8	803.6	-294.0	1,928.9
Segment investments	46.6	-	37.1	-	83.7	14.0	-	15.8	-	29.8
Depreciation	91.0	0.3	77.5	-	168.8	27.0	-	28.8	-	56.0
Impairment	41.4	-	34.7	-	76.1	1.8	-	-	-	1.8
Other non-cash income	14.5	0.1	-	-	14.6	5.3	-	-	-	5.3

EURm	1-9/2008					7-9/2008				
	Sche-duled	Charter	Com-plemen-tary services	Consoli-dation	Total	Sche-duled	Charter	Com-plemen-tary services	Consoli-dation	Total
External Sales[1]	1,642.9	173.6	75.4	-	1,891.9	588.3	85.7	23.2	-	697.2
Intercompany sales	66.4	4.2	134.9	-205.5	-	27.4	0.2	45.7	-73.3	-
Revenue	1,709.3	177.8	210.3	-205.5	1,891.9	615.7	85.9	68.9	-73.3	697.2
Other income	42.7	4.5	1.9	-	49.1	14.8	2.2	0.6	-	17.6
Operating revenue	1,752.0	182.3	212.2	-205.5	1,941.0	630.5	88.1	69.5	-73.3	714.8
Operating expenses[2]	1,793.0	187.0	208.5	-205.5	1,983.0	642.2	89.9	68.1	-73.3	726.9
EBITDAR[3]	179.8	20.5	4.5	-	204.8	60.6	9.1	1.5	-	71.2
EBIT	-41.0	-4.7	3.7	-	-42.0	-11.7	-1.8	1.4	-	-12.1
Assets	2,311.2	13.6	1,186.5	-824.5	2,686.8	2,311.2	13.6	1,186.5	-824.5	2,686.8
Liabilities	1,634.0	5.4	776.8	-396.8	2,019.4	1,634.0	5.4	776.8	-396.8	2,019.4
Segment investments	57.0	-	22.8	-	79.8	22.5	-	9.2	-	31.7
Depreciation	118.7	0.1	77.9	-	196.7	38.9	-	26.2	-	65.1
Other non-cash income	12.0	-	-	-	12.0	3.9	-	-	-	3.9

1 Corresponds to flight revenue of the scheduled services and charter segments.
2 The expected income from plan assets was reclassified from personnel expenses to financial expenses.
3 Result from operating activities (EBIT) before associates, depreciation and rentals.

8 Intangible assets, aircraft and other tangible assets

EURm	Intangible assets	Aircraft, reserve engines, spare parts and equipment	Other tangible assets	Total
Acquisition costs				
Balance 1.1.2009	127.5	3,462.8	215.6	3,805.9
Additions	6.3	75.1	2.3	83.7
Disposals	-10.0	-75.2	-3.9	-89.1
Reclassifications	-	-	-	-
Balance 30.9.2009	**123.8**	**3,462.7**	**214.0**	**3,800.5**
Depreciation				
Accumulated depreciation and impairment 1.1.2009	-95.9	-1,935.1	-156.4	-2,187.4
Depreciation charge for the period	-7.1	-153.9	-7.8	-168.8
Impairment	-	-76.1	-	-76.1
Disposals of accumulated depreciation and impairment	9.5	65.7	3.8	78.9
Accumulated depreciation and impairment 30.9.2009	**-93.5**	**-2,099.5**	**-160.4**	**-2,353.4**
Book value 30.9.2009	**30.4**	**1,363.3**	**53.5**	**1,447.2**
Book value 1.1.2009	**31.6**	**1,527.7**	**59.2**	**1,618.5**

EURm	Intangible assets	Aircraft, reserve engines, spare parts and equipment	Other tangible assets	Total
Acquisition costs				
Balance 1.1.2008	105.3	3,472.3	236.2	3,813.8
Additions	3.4	61.5	14.9	79.8
Disposals	-1.5	-65.1	-17.2	-83.8
Reclassifications	2.2	-	-2.2	-
Balance 30.9.2008	**109.4**	**3,468.7**	**231.7**	**3,809.8**
Depreciation				
Accumulated depreciation and impairment 1.1.2008	-89.3	-1,548.0	-165.1	-1,802.4
Depreciation charge for the periode	-5.4	-182.0	-9.3	-196.7
Disposals of accumulated depreciation and impairment	1.5	57.7	17.2	76.4
Accumulated depreciation and impairment 30.9.2008	**-93.2**	**-1,672.3**	**-157.2**	**-1,922.7**
Book value 30.9.2008	**16.2**	**1,796.4**	**74.5**	**1,887.1**
Book value 1.1.2008	**16.0**	**1,924.3**	**71.1**	**2,011.4**

A total of EUR 75.1m was spent on acquiring aircraft, reserve engines, rotables and modifications. No aircraft were acquired in the first three quarters of 2009. EUR 57.0m was recognised for aircraft overhauls. The disposals of aircraft in 2009 primarily relate to the sale of one Dash 8-300 aircraft and the premature disposal of capitalized aircraft overhauls.

As at 30.06.2009 an impairment test was carried out for the existing fleet in operation. This resulted in an impairment loss of EUR 74.3m on the basis of the USD market values and taking account of the maintenance status and the specification standards of the types of aircraft operated by the Austrian Airlines Group as calculated in EUR at the period-end EUR/USD exchange rate of 1.4134 in comparison with the carrying amounts for 46 aircraft. Within the context of an impairment test based on net selling prices, a change in the value of the USD results in changes in the net selling prices, due to the fact that used aircraft are primarily traded in US dollars. According to this valuation method, a change in value of the USD/EUR exchange rate by USD 0.10 would result in a corresponding change in value of the aircraft of about EUR 40m. However, a further impairment loss cannot be excluded in the case of a continuation of the economic crisis, the related ongoing pressure on market prices and developments in the EUR/USD exchange rate. In addition, an impairment loss of EUR 1.8m was reported for rotables of Canadair RJ aircraft in the third quarter of 2009.

9 Deferred taxes

For losses incurred in the first three quarters of 2009, no deferred taxes were recognised due to maturity considerations in connection with the duration of the settlement of future taxable income. As of 31.12.2008, capitalised deferred tax assets amounting to EUR 96.0m were completely depreciated.

10 Securities and loans

The market value of the securities classified as available-for-sale at a nominal value of EUR 159.8m continues to be below the acquisition cost, but has nevertheless increased since the year-end balance sheet date of 31.12.2008. Accordingly, a reversal of the impairment loss totaling EUR 33.6m in the first three quarters of 2009 has been reported under shareholders' equity without recognition to profit or loss.

In our opinion, the corresponding securities would be available under normal market conditions prevailing in a liquid stock market. This conclusion can be drawn from the fact that we were provided with tradable share prices for purchases in the last few months. The issuers continue to maintain an outstanding investment rating. Even in the case of a further decline in value, one will be likely able to fully make use of the securities in regards to their nominal amounts and interest rates. In the securities portfolio of the Austrian Airlines Group, securities with a book value of EUR 29.6m are pledged as collateral.

11 Inventories

As at 30.9.2009, valuation allowances on inventory totalling EUR 24.7m (previous year EUR 21.8m) were reported. The expense related to the allocation of the valuation allowance on inventory of EUR 4.7m (previous year EUR 0.2m) is reported as expenses for materials and services.

12 Non-current provisions (pension obligations, severance and anniversary bonus payments)

Starting with the first quarter of 2008, the expected income from plan assets was reclassified from personnel expenses to interest expenses. The change in the first three quarters of 2009 is primarily the result of expenditure on service costs, interest costs and actuarial losses minus expected surpluses from the pension fund assets.

13 Interest-bearing liabilities

Interest-bearing liabilities
EURm

Book value 1.1.2009	1,075.4
Borrowing	146.0
Repayment	-225.9
Foreign currency losses	-8.4
Book value 30.9.2009	**987.1**

Within the framework of the rescue package (bridge financing) backed by the Austrian Government, of which the European Commission was notified and approval granted, an additional line of credit of EUR 132.8m was drawn upon in the first three quarters of 2009. A further EUR 13.2m resulted from the short-term follow-up financing for an aircraft. Repayments primarily related to scheduled repayments.

Interest-bearing liabilities by currencies
EURm

	30.9.2009	31.12.2008
Non-current interest-bearing liabilities	637.7	759.4
Current interest-bearing liabilities	349.4	316.0
Interest-bearing liabilities	**987.1**	**1,075.4**
in EUR	700.3	736.7
in USD	209.8	249.6
in CHF	77.0	89.1
Interest-bearing liabilities	**987.1**	**1,075.4**

The effective interest rate yield in the first three quarters of 2009 was 3.27% (previous year: 4.48%)

14 Contingent liabilities and other financial obligations

Guarantees and contingencies totalling EUR 323.2m primarily relate to contingencies arising from guarantees in respect to aircraft financing, the majority of which are reported as liabilities on the balance sheet. On the basis of the profit and loss transfer agreement already concluded and the Production Company Concept, the Group parent company is directly responsible for the capacity and currency risks of the operating subsidiaries.

Contingent liabilities
EURm

	30.9.2009	31.12.2008
Guarantees from aircraft financing	315.0	365.4
Other contingent liabilities	8.2	11.4
	323.2	**376.8**

Other financial obligations **EURm**	30.9.2009	31.12.2008
Order commitments for aircraft incl. advance payments	211.8	228.9
Order commitments for other planned investments	108.3	140.5
Other	95.7	184.7
	415.8	**554.1**

The purchase commitment as at 30.9.2009 is mainly related to aircraft overhauls carried as assets, as well as four Dash 8-400 Next Gen. The item "Other" includes purchase commitments in the field of catering.

15 Hedging policy and financial derivatives

The Austrian Airlines Group began implementing a hedging program in the first quarter of 2007, which is designed to successively hedge up to 20% of the company's annual kerosene requirements. The hedging is to be carried out in stages, based o the conclusion of monthly forward contracts to spread risk in a targeted manner, and level out the Group's medium-term kerosene costs. As at 30.9.2009, forward contracts had been concluded for a total of 76,000 tons of kerosene with terms to maturity up to April 2010. The expense arising from the valuation of almost EUR 0.0m as at 30.9.2009 was reported directly in equity; within the context of the fuel hedges, which had been reported in shareholders' equity without recognition to profit or loss as at 31.12.2008, Austrian Airlines dissolved the cash flow hedge reserve of EUR 49.0m in the first three quarters of 2009, reported as aircraft fuel expenditures included in the income statement. The hedging strategy was expanded at the end of the second quarter of 2009 to encompass call options, as a means of safeguarding the company's fuel requirements for the rest of the year against fuel price rises exceeding a pre-defined level. The expense in connection with the valuation of the call options for a contractually stipulated quantity of 93,000 tons of kerosene with a term to maturity until December 2009 amounts to EUR 3.6m as at 30.9.2009, and is included in the Group income statement.

Of the hedging transactions which existed as of 31.12.2008, a total nine forward exchange transactions were carried out in the first three quarters of 2009, at a value of EUR 3.8m. In addition, two cross currency swaps amounting to USD 14.3m were completed.

16 Related party transactions

EURm		Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
		1-9	1-9	30.9.	30.9.
Associate					
„AirPlus" Air Travel Card	2009	2.7	-2.7	-	-
	2008	2.8	-4.8	-	-0.6
Ukraine International Airlines	2009	5.8	-1.6	-	-0.3
	2008	6.4	-1.0	-	-0.2

17 Significant events after the balance sheet date

At the beginning of October, the Management Board announced that the number of full-time employees would be reduced close to the level of 6,000 people by the end of 2010 within the context of the company's restructuring efforts.

Austrian

18 Statement by the Board of Management on the Interim Report

The undersigned Board of Management confirms, as the legal representatives of the company, that the interim report for the first three quarters of 2009 has been prepared to the best of its knowledge, in accordance with International Financial Reporting Standards, as applied in the EU, in particular IAS 34 (Interim Reporting), and that it presents a true and fair view of the profit, asset and financial position of the Austrian Airlines Group.

Neither an audit nor an auditor's review has been carried out by certified public accountants in respect to the third quarter figures.

Vienna, 29 October 2009

Board of Management

Andreas Bierwirth　　　Peter Malanik